

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2011

Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

      RE: **Smart-Tek Solutions, Inc.**
              Supplemental Correspondence submitted on March 29, 2011

              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed on October 15, 2010

              Schedule PRER14A
              Filed on March 16, 2011

              File No. 000-29895

Dear Mr. Bonar:

      We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment one from our letter dated March 3, 2011. We note the revised proxy statement filed on March 16, 2011, but in your letters of December 21, 2010 and subsequent discussions with the staff you indicated that you were would no longer pursue the "vend-out" of

Smart-Tek Communications to your former CEO and sole director, Perry Law and, as a result, you did not provide responses or amended disclosure in response to several of the comments previously-issued by the staff. Moreover, you did not file a revised proxy reflecting your changed strategy until March 16, 2011 and the document that you filed on that date now asserts that "management has decided to proceed internally" with the transaction; apparently in contradiction to your previous statements.

Please revise your disclosure to clarify the manner by which you will "proceed internally" and revise to explain why you will no longer hold a Special Meeting to vote on the "vend-out" to your former CEO and sole director when you previously stated you would hold such a meeting and how the annual meeting you disclose will be held on July 1, 2011 will be held "in its [the Special Meeting's] place."

2. We note the revisions made to your form 10-K for the Fiscal Year ended June 30, 2010 indicating that "the main reason for not holding [an annual Shareholder meeting for quite some time] was due to lack of funds to hold the meeting as a result of the large losses incurred by the Company." However, we also note the disclosure you added to the same filing asserting that you have "generated a profit from the first day of operations" from the business line you added on June 17, 2009. Please amend your Form 10-K for the period ended June 30, 2010 to reconcile such statements and clarify whether your stated reason for not holding an annual Shareholder meeting ("large losses incurred by the Company") is provided for under applicable law.

3. We reissue comment three from our letter dated March 3, 2011. We note your assertion and revised disclosure indicating that "at the time that Mr. Bonar was appointed to the Board of directors of Smart-Tek Solutions, Inc, on May 9, 2009, there was an intend (sic) for Mr. Law to eventually pass control of Smart-Tek Solutions Inc. to Mr. Bonar. This intend (sic) was further memorialized by the signing of the strategic marketing agreement with Mr. Bonar on June 17, 2009." However, as noted in our previous comments, the first Schedule 13D for such a transaction was filed on October 7, 2009. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2010

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3

4. We note your response to comment five from our letter dated March 3, 2011. Your response did not explain how you determined the effect of exchange rates on your Consolidated Statement of Cash Flows. You also did not explain why your currency translation adjustment for the years ended June 30, 2010 and 2009 is exactly the same as your effects of exchange rates on cash in your Consolidated Statements of Cash Flows. More specifically, please explain how the effects of the exchange rates on your cash balances as included in your cash flow statements is equal to the effect of exchange rates on your translation of the entire financial statements of your Canadian subsidiary.

6. Shareholder loans, page 12

5. We refer to your responses to comments seven and 11 from our letter dated March 3, 2011. We further note that your President has given you a permanent waiver on any and all interest due on those loans. It is unclear to us why you did not record imputed interest for your loans from your President as interest expense and a corresponding credit to capital since such amounts appear material to your financial statements. Please tell us why you do not believe such an adjustment is necessary or material and refer to your basis in the accounting literature.

Part II

Item 9A

6. We reissue comment eight from our letter dated March 3, 2011. Please revise to disclose the basis of your principal executive officer's and principal financial officer's conclusion that the design and operation of your disclosure controls and procedures was effective as of7 June 30, 2010 in light of your untimely filing of your Form 10-K for the same period and the reasons disclosed in your Form NT-10 filed on September 29, 2010.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 32

7. We reissue comment nine from our letter dated March 3, 2011. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Brian Bonar
Smart-Tek Solutions, Inc.
April 8, 2011
Page 4

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                         Sincerely,

                                         Larry Spirgel
                                         Assistant Director

cc: Owen M. Naccarato

         Facsimile: (949) 851-9262